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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )*


                          Trader Classified Media N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Shares, 0.16 Euros Nominal Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89254T102
                       -----------------------------------
                                 (CUSIP Number)


              F. George Davitt c/o Testa, Hurwitz & Thibeault, LLP,
                        125 High Street, Boston MA 02110
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 26, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 2 OF 11 PAGES
----------------------------------           -----------------------------------



--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John H. MacBain

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) | |
                                                                  (b) | |

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                258,492 shares
       NUMBER OF          ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                63,829,658 shares
                          ------------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 258,492 shares

                          ------------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER

                                48,791,777 shares

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        64,088,150 shares

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                | |




--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        70.2%

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

--------------------------------------------------------------------------------


                               Page 2 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 3 OF 11 PAGES
----------------------------------           -----------------------------------


                                  SCHEDULE 13D
BACKGROUND

         On February 14, 2001, the reporting person, John H. MacBain, filed a statement on Schedule 13G in respect of his interest in Trader Classified Media N.V. (formerly Trader.com N.V.), a company incorporated in the Netherlands ("TRADER" or the "COMPANY"). On September 26, 2002, Mr. MacBain entered into a binding letter of intent (the "LOI") pursuant to which a trust established by him and of which he is a beneficiary will have the option (the "OPTION") to acquire from a trust established by Louise T. Blouin MacBain ("LTBM") an additional interest in the Company, as described in Item 4 below. As a result of entering into the LOI, Mr. MacBain is filing this statement on Schedule 13D. Mr. MacBain and LTBM were formerly married and are now divorced.

ITEM 1 - SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Class A Common Shares, nominal value 0.16 Euros per share (the "CLASS A SHARES"), of Trader, a company incorporated in the Netherlands which has its principal offices located at Overschiestraat 61, 1062 XD Amsterdam, the Netherlands.

         For the purpose of describing voting power, since the Class B Common Shares, nominal value 1.92 Euros per share (the "CLASS B SHARES"), of Trader are convertible into Class A Shares, the Class B Shares are also taken into account.

ITEM 2 - IDENTITY AND BACKGROUND

         This statement on Schedule 13D is being filed by John H. MacBain. Mr. MacBain is the President and Chief Executive Officer of Trader. His principal business address is 56 Route de Vandoeuvres, 1253 Geneva, Switzerland.

         Mr. MacBain has not, within the last five years, been convicted in a criminal proceeding, nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. MacBain is a citizen of Canada.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. MacBain currently does not have funds to pay the exercise price of the Option. Mr. MacBain intends to seek to raise financing, which may consist of debt or equity or both, to pay the exercise price of the Option. Mr. MacBain intends to approach a variety of potential sources of financing, including financial institutions. If Mr. MacBain is not successful in raising financing, he will not be able to exercise the Option.

         In consideration of the Option, Mr. MacBain entered into certain agreements in the LOI with LTBM and her trust, as described in Item 6 below.

ITEM 4 - PURPOSE OF TRANSACTION

         On September 26, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the LOI with LTBM and a trust established by LTBM. Pursuant to the LOI, Mr. MacBain's trust has the Option to acquire from LTBM's trust 20,665,307 shares of Trader, consisting of 2,932,679 Class A Shares and 17,732,628 Class B Shares, for an exercise price of: (a) if exercised prior to the first anniversary of the closing date of the transactions contemplated by the LOI, 154,989,803 Euros, plus 4.9% interest per annum compounded annually from the date of the LOI, or (b) if exercised after such first anniversary, 167,388,987 Euros, plus 4.9%


                               Page 3 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 4 OF 11 PAGES
----------------------------------           -----------------------------------



interest per annum compounded annually from the date of the LOI. The Option may be exercised, in whole but not in part, at any time on or prior to October 15, 2004.

         Mr. MacBain, through his trust, entered into the Option (a) in order to have the right to increase his equity investment in the Company if he successfully raises financing and (b) as part of the settlement of his personal affairs with LTBM.

         If Mr. MacBain's trust exercises the Option, Mr. MacBain, through his trust, will hold a majority of the Class B Shares. As a result, Mr. MacBain will be exclusively entitled to the rights of the majority holder under the Shareholders Agreement (the "SHAREHOLDERS AGREEMENT") dated as of March 16, 2000 among Mr. MacBain, LTBM, Eric Teyssonniere de Gramont and the holders of Class B Shares affiliated with Wendel Investissements ("WENDEL") (formerly CGIP), as described in Item 6 below.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. MacBain, either directly or through his trust's indirect ownership interest in Floscule B.V., a Dutch corporation ("FLOSCULE" or "HOLDCO"), in which LTBM's trust and Eric Teyssonniere de Gramont have indirect interests, may be deemed the beneficial owner of the following Class A Shares:


     ----------------------------------------------------------------------------------
     Class A Shares held by Holdco beneficially owned by
     Mr. MacBain's trust                                                     6,432,679
     ----------------------------------------------------------------------------------
     Class A Shares held by Holdco beneficially owned by LTBM's trust (of which Mr. MacBain's trust has the Option to acquire
     2,932,679 shares)                                                       5,399,081
     ----------------------------------------------------------------------------------
     Class A Shares held by Holdco beneficially owned by
     Mr. Teyssonniere                                                          397,898
     ----------------------------------------------------------------------------------
     Employment Options exercisable by Mr. MacBain within
     60 days                                                                   258,492
     ----------------------------------------------------------------------------------
     TOTAL CLASS A SHARES DEEMED BENEFICIALLY
     OWNED BY MR. MACBAIN                                                   12,488,150
     ----------------------------------------------------------------------------------


         Except to the extent of his Option to acquire 2,932,679 Class A Shares held by LTBM's trust, Mr. MacBain expressly disclaims beneficial ownership of 5,796,979 Class A Shares consisting of (a) 5,399,081 Class A Shares held by Holdco beneficially owned by LTBM's trust and (b) 397,898 Class A Shares held by Holdco beneficially owned by Mr. Teyssonniere. Mr. MacBain expressly disclaims membership in a group with LTBM and Mr. Teyssonniere.

         On September 27, 2002, Holdco sold 1,033,598 Class A Shares, the proceeds of which will be released to LTBM's trust upon consummation of the transaction contemplated by the LOI.

         Mr. MacBain, either directly or through his trust's indirect ownership interest in Floscule, in which LTBM's trust and Eric Teyssonniere de Gramont have indirect interests, may be deemed the beneficial owner of the following Class B Shares, which are convertible into an equal number of Class A Shares at any time:

     ----------------------------------------------------------------------------------
     Class B Common Shares held by Holdco beneficially owned by
     Mr. MacBain's trust                                                    17,732,628
     ----------------------------------------------------------------------------------
     Class B Common Shares held by Holdco beneficially owned by
     LTBM's trust (of which Mr. MacBain's trust has the Option to
     acquire all 17,732,628 shares)                                         17,732,628
     ----------------------------------------------------------------------------------



                               Page 4 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 5 OF 11 PAGES
----------------------------------           -----------------------------------



     ----------------------------------------------------------------------------------
     Class B Common Shares held by Holdco beneficially owned
     Mr. Teyssonniere                                                        1,096,863
     ----------------------------------------------------------------------------------
     TOTAL CLASS B COMMON SHARES DEEMED
     BENEFICIALLY OWNED BY MR. MACBAIN                                      36,562,119
     ----------------------------------------------------------------------------------


         Except to the extent of his Option to acquire 17,732,628 of the Class B Shares of LTBM's trust, Mr. MacBain expressly disclaims beneficial ownership of 18,829,491 Class B Common Shares consisting of (a) 17,732,628 such shares held by Holdco beneficially owned by LTBM's trust and (b) 1,096,863 such shares held by Holdco beneficially owned by Mr. Teyssonniere. Mr. MacBain expressly disclaims membership in a group with LTBM and Mr. Teyssonniere.

         Mr. MacBain has also entered into the Shareholders Agreement with Trader and with all of the holders of the Class B Shares (which include Holdco, LTBM, Mr. Teyssonniere and two subsidiaries of Wendel) relating to, among other things, the voting of Class B Shares for the election of Trader's supervisory directors, the transferability of the Class B Shares and other matters relating to Trader (but not relating to the Class A Shares owned by Mr. MacBain, LTBM, Mr. Teyssonniere or Wendel, including any Class A Shares that Mr. MacBain, LTBM, Mr. Teyssonniere or Wendel may obtain upon conversion of Class B Shares). As a result of this Shareholders Agreement, Mr. MacBain may be deemed to be the beneficial owner of the following Class B Shares held by the subsidiaries of Wendel, and beneficially owned by Wendel, which are convertible into an equal number of Class A Shares at any time:

     ----------------------------------------------------------------------------------
     Class B Shares beneficially owned by Wendel                            15,037,881
     ----------------------------------------------------------------------------------
     TOTAL CLASS B SHARES HELD BY WENDEL DEEMED
     BENEFICIALLY OWNED BY MR. MACBAIN                                      15,037,881
     ----------------------------------------------------------------------------------


         Mr. MacBain expressly disclaims membership in a group with Wendel and expressly disclaims beneficial ownership of all shares held directly or indirectly by Wendel.

         As a result of the foregoing, Mr. MacBain may be deemed to beneficially own 70.2% of the Class A Shares of Trader.

         The foregoing percentage is calculated on a numerator of (a) 64,088,150 Class A Shares of Trader deemed beneficially owned by Mr. MacBain (assuming conversion of all of the Class B Shares deemed beneficially owned by him) and a denominator of (b) 91,244,503 Class A Shares of Trader (assuming the conversion of all of the Class B Shares outstanding) reported to be outstanding as of December 31, 2001 in Trader's Form 20-F filed on April 19, 2002.

(b) As of September 26, 2002, Mr. MacBain's voting and dispositive power over the Class A Shares of Trader is as follows:

SOLE VOTING POWER - Mr. MacBain has sole power to vote or to direct the vote of 258,492 Class A Shares.

SHARED VOTING POWER - Mr. MacBain has shared power to vote or to direct the vote of 63,829,658 Class A Shares (assuming the conversion of all of the Class B Shares). The shared voting power in the 63,829,658 Class A Shares is a result of Mr. MacBain's deemed interest in Class A Shares held directly or indirectly by Holdco, LTBM's trust and Wendel (assuming the conversion of all of the Class B Shares).

SOLE DISPOSITIVE POWER - Mr. MacBain has sole power to dispose or to direct the disposition of 258,492 Class A Shares.


                               Page 5 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 6 OF 11 PAGES
----------------------------------           -----------------------------------



SHARED DISPOSITIVE POWER - Mr. MacBain has shared power to dispose or to direct the disposition of 48,791,777 Class A Shares (assuming the conversion of all of the Class B Shares). The shared dispositive power in the 48,791,777 Class A Shares is a result of Mr. MacBain's deemed interest in Class A Shares held directly or indirectly by Holdco and LTBM's trust. Mr. MacBain expressly disclaims membership in a group with Mr. Teyssonniere, LTBM and Wendel and expressly disclaims beneficial ownership of all shares held directly or indirectly by Mr. Teyssonniere, LTBM's trust and Wendel (assuming the conversion of all of the Class B Shares).

(c) On September 26, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the LOI with LTBM and a trust established by LTBM. Pursuant to the LOI, Mr. MacBain's trust has the Option to acquire from LTBM's trust 20,665,307 shares of Trader, consisting of 2,932,679 Class A Shares and 17,732,628 Class B Shares, for an exercise price of: (a) if exercised prior to the first anniversary of the closing date of the transactions contemplated by the LOI, 154,989,803 Euros, plus 4.9% interest per annum compounded annually from the date of the LOI, or (b) if exercised after such first anniversary, 167,388,987 Euros, plus 4.9% interest per annum compounded annually from the date of the LOI. The Option may be exercised, in whole but not in part, at any time on or prior to October 15, 2004.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. MacBain has entered into the following agreements with respect to his ownership of Class A Shares and Class B Shares of Trader: the LOI, the Shareholders Agreement and the Registration Rights Agreement. Each of these agreements is included as an Exhibit hereto and is summarized below.

                  BINDING LETTER OF INTENT

                  On September 26, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the LOI with LTBM and a trust established by LTBM. Pursuant to the LOI, Mr. MacBain's trust has the Option to acquire from LTBM's trust 20,665,307 shares of Trader, consisting of 2,932,679 Class A Shares and 17,732,628 Class B Shares, for an exercise price of: (a) if exercised prior to the first anniversary of the closing date of the transactions contemplated by the LOI, 154,989,803 Euros, plus 4.9% interest per annum compounded annually from the date of the LOI, or (b) if exercised after such first anniversary, 167,388,987 Euros, plus 4.9% interest per annum compounded annually from the date of the LOI. The Option may be exercised, in whole but not in part, at any time on or prior to October 15, 2004.

                  During the term of the Option, from September 26, 2002 until the earlier of October 25, 2004 or exercise of the Option (the "OPTION TERM"), LTBM's trust retains the right to vote all of the shares covered under the Option. LTBM's trust cannot dispose of its shares covered by the Option during the Option Term. The LOI provides for the sale or removal of 3,500,000 of LTBM's Class A Shares from Holdco. Such Class A Shares or proceeds from the sale thereof are to be placed in LTBM's trust or in a separate trust of which LTBM is the beneficiary. LTBM's trust may sell the Class A Shares removed from Holdco, but may not vote those Class A Shares. During the Option Term, Mr. MacBain's trust has agreed that it will not vote a corresponding 3,500,000 of its Class A Shares, less any Class A shares sold by Mr. MacBain and his trust.

                  During the term of the Option, LTBM's trust may designate one person to the supervisory board. LTBM's trust has designated Marie Blouin Nightingale to serve on the supervisory board of Trader. Mr. MacBain's trust has agreed to vote all of its shares in Trader and, if necessary, has agreed to exercise its rights under the Shareholders Agreement to cause Wendel to elect and re-elect the designee.

                  If Mr. MacBain's trust exercises the Option in its first year, Mr. MacBain's trust has agreed to make certain additional payments to LTBM's trust:

                           -if there is a sale of control of Trader to a third party between the ninth month after and the sixth anniversary of the date the transactions contemplated by the LOI are consummated


                               Page 6 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 7 OF 11 PAGES
----------------------------------           -----------------------------------



                           -if LTBM elects to force Mr. MacBain's trust to make a block trade of shares from the sixth to the tenth anniversary of the date the transactions contemplated by the LOI are consummated
                           -if neither of the above occur by the tenth anniversary date by which the transactions contemplated by the LOI are consummated

                  In addition to the three above additional payment scenarios, Mr. MacBain's trust may be required by LTBM's trust to make an additional payment to LTBM's trust if Trader is taken private by June 23, 2003.

                  If Mr. MacBain or his trust or LTBM or her trust acquire additional shares of Trader during the Option Term, they have agreed not to vote the additional shares until the exercise of the Option. If the Option expires unexercised, Mr. MacBain and his trust have agreed not to vote a number of shares equal to the number of shares sold by LTBM's trust(s) after such Option expiration, up to a maximum of 1,500,000 shares, less any shares sold by Mr. MacBain and his trust after such Option expiration. These voting limitations apply during the Option Term and, if the Option expires unexercised, after the Option Term until (a) in the case of the limitation applicable to Mr. MacBain, LTBM or her trust own less than 10,000,000 shares, and
         (b) in the case of the limitation applicable to LTBM, Mr. MacBain or his trust owns less than 10,000,000 shares.

                  If the Option expires unexercised and LTBM and her trusts own at least 20,000,000 shares of Trader, Mr. MacBain's trust agrees to vote and, if necessary, has agreed to exercise its rights under the Shareholders Agreement to cause Wendel to vote its shares in favor of electing two designees of LTBM to the supervisory board of Trader (which may include LTBM herself). If the Option expires unexercised and LTBM and her trust own at least 10,000,000 shares of Trader, Mr. MacBain's trust agrees to vote and, if necessary, has agreed to exercise its rights under the Shareholders Agreement to cause Wendel to vote its shares in favor of electing one designee of LTBM to the supervisory board of Trader (which may include LTBM herself).

                  If the Option expires unexercised and LTBM's trust sells its shares, Mr. MacBain and his trust have agreed to enter into a shareholders agreement with the purchaser of such shares and have agreed to allow the purchaser to have one board observer if it purchases more than 10,000,000 shares of Trader or two observers if it purchases more than 15,000,000 shares of Trader.

                  If the Option expires unexercised, LTBM's trust may request that Mr. MacBain use his best efforts to effect a roadshow to facilitate any sale of not less than 5,000,000 of the shares held by LTBM's trust.

                  If Mr. MacBain and Wendel desire to take Trader private during the Option Term, they must first obtain the consent of LTBM. Unless LTBM's trust otherwise consents, LTBM's trust will be entitled to the same consideration payable to the public shareholders in any such action.

                  If Mr. MacBain dies during the Option Term, LTBM or her trust has the option to acquire his shares in Trader on the same terms as his trust's Option under the LOI.

                  If the Option expires unexercised, Mr. MacBain's and LTBM's trusts have reciprocal rights of first refusal if either offers to sell Class B Shares, and a right to substitute their own Class A Shares in connection with any offering of Class B Shares by the other. Also, if LTBM's trust holds more than 10,000,000 shares of Trader after the expiration of the unexercised option, it may tag-along with any offer of shares of Trader that Mr. MacBain's trust may make. Mr. MacBain's trust may tag along with any offer of shares by LTBM or her trust in which Section 3.5 of the Shareholders Agreement is applicable, if Mr. MacBain's trust continues to hold at least 10,000,000 shares of Trader after expiration of the unexercised Option.

                  Prior to consummation of the transactions contemplated by the LOI, Mr. MacBain has agreed to put in place an estate plan that provides for, in the event of his death, a bequest of:


                               Page 7 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 8 OF 11 PAGES
----------------------------------           -----------------------------------



                  -all of his Class B Shares to his children in trust, subject to LTBM's option on Mr. MacBain's shares, if he dies during the Option Term
                  -not less than 60% of the cash and liquid securities in his estate in trust to his children, if he dies after exercise of the Option and does not have voting control of Trader
                  -shares constituting not less than voting control of Trader and constituting at least 60% of his Class A Shares and Class B Shares to his children in trust, if he dies after exercise of the Option and has voting control of Trader
                  -all of his shares in Trader to his children in trust, if he dies after the Option Term with the Option not having been exercised and he holds more than 10,000,000 shares of Trader at the time of death, with an express instruction that the trustees, acting in concert with LTBM, sell Trader in order to obtain the highest cash price, unless LTBM and the trustees agree otherwise

                  SHAREHOLDERS AGREEMENT

                  On February 18, 2000, Floscule, Wendel and Trader entered into a Shareholders Agreement which was amended and restated in its entirety as of March 16, 2000, with the holders of all of the Class B Shares relating to the election of supervisory directors, the transferability of the Class B Shares and other matters.

                  Under the Shareholders Agreement, the holders of the Class B Shares have agreed that if either holders of Class B Shares affiliated with Mr. MacBain, LTBM and Mr. Teyssonniere or holders of the Class B Shares affiliated with Wendel hold a majority of the Class B Shares, then all of the holders of the Class B Shares will vote all of their Class B Shares and otherwise use their best efforts:
                  - to cause Trader's supervisory board to have eleven members,
                  - to cause six members of the supervisory board to be comprised of individuals designated by the holders of the majority of the Class B Shares,
                  - to cause three members of the supervisory board to be comprised of individuals designated by the holders of a minority of the Class B Shares,
                  - to cause a majority of the members of the management board to be comprised of individuals designated by holders of a majority of the Class B Shares,
                  - to establish a review committee to examine, on behalf of the supervisory board, matters submitted to the supervisory board by the management board and to cause this committee to be comprised of the three members of the supervisory board designated by the holder of a minority of the Class B Shares and of the two other members of the supervisory board not designated by the holders of the majority of the Class B Shares,
                  - to cause the audit committee to include at least one member of the supervisory board designated by the holder of a minority of the Class B Shares, and
                  - to vote all of their Class B Shares at any general meeting of shareholders in favor of all matters submitted by the management board if approved by the supervisory board.

                  The Shareholders Agreement restricts the transfer of Class B Shares as follows: - any holder of Class B Shares may at any time convert any of its Class B Shares into one Class A Share and eleven class C shares of Trader (the "CLASS C SHARES") for each Class B Share converted.
                  - any transfer of Class B Shares will automatically result in the conversion of those shares into one Class A Share and eleven Class C Shares for each Class B Shares so transferred, except in the following cases:
                           - transfers by Wendel and its subsidiaries to Wendel and its subsidiaries,
                           - transfers by Floscule to Mr. MacBain, LTBM, Mr. Teyssonniere, family members of Mr. MacBain, LTBM and Mr. Teyssonniere, or entities owned or for the benefit of these individuals, and
                           - transfers by Wendel and its permitted transferees to Floscule and its permitted transferees if Floscule and its permitted transferees hold a majority of the Class B Shares and transfers by Floscule and its permitted transferees to Wendel and its permitted transferees if Wendel and its permitted transferees hold a majority of the Class B Shares, or


                               Page 8 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                   PAGE 9 OF 11 PAGES
----------------------------------           -----------------------------------


                           - transfers of Class B Shares that (together with any other Class B Shares already owned by the purchaser or being acquired by purchaser (directly or indirectly) at the same time) represent more than 50% of all the votes that may be cast at a general meeting of shareholders to a purchaser who agrees to acquire any and all Class A Shares and Class B Shares at the same time as it acquires the Class B Shares pursuant to an offer made by the purchaser to all of Trader's shareholders and for a price per Class A Share that is equal to the highest price per Class B Share paid by such purchaser for the Class B Shares it is buying.

                  In August 2002, Mr. MacBain transferred his indirect interest in all of his Class B Shares to a trust and such trust entered into an agreement to be bound by all of the provisions of the Shareholders Agreement. Mr. MacBain understands that LTBM similarly transferred her indirect interest in all of her Class B Shares to a trust and that such trust also entered into an agreement to be bound by all of the provisions of the Shareholders Agreement.

                  The Shareholders Agreement provides that if Mr. MacBain, LTBM or Mr. Teyssonniere transfer any interest in Floscule or any other entity owned by Mr. MacBain, LTBM, Mr. Teyssonniere and their families that holds Class B Shares to any person other than Mr. MacBain, LTBM or Mr. Teyssonniere or any entity owned by Mr. MacBain, LTBM, Mr. Teyssonniere and their families, that entity must convert all Class B Shares into Class A Shares and Class C Shares it holds unless it is a transfer of 100% of that entity, to an unaffiliated third party, that represents the indirect transfer of Class B Shares that, together with any other Class B Shares already owned by the purchaser (directly or indirectly) at the same time, represent more than 50% of all the votes that may be cast at a general meeting of shareholders, and is to a purchaser who agrees to acquire any and all of Class A Shares and Class B Shares at the same time as it acquires the Class B Shares pursuant to an offer made by the purchaser to all of Trader's shareholders for a price per Class A Share that is equal to the highest price per Class B Share paid by such purchaser for the Class B Shares it is buying.

                  Any Class C Shares resulting from a conversion of Class B Shares into Class A Shares must be transferred to Trader by the holder for no consideration.

                  The Shareholders Agreement provides that, if the holders of Class B Shares affiliated with Mr. MacBain, LTBM and Mr. Teyssonniere hold a majority of the Class B Shares, and if Mr. MacBain, LTBM and Mr. Teyssonniere wish to sell all of their Class B Shares to a purchaser, they have the option to require Wendel and its subsidiaries to sell all of their Class B Shares to the same purchaser at the same price. If Wendel and its subsidiaries hold a majority of the Class B Shares, then they will have this right.

                  The Shareholders Agreement provides that, if the holders of Class B Shares affiliated with Mr. MacBain, LTBM and Mr. Teyssonniere hold a majority of the Class B Shares and wish to sell all of their Class B Shares to a purchaser, but the Class B Shares proposed to be sold do not represent more than 50% of all the votes that may be cast at a general meeting of shareholders, then Wendel and its subsidiaries have the right to sell their shares to the purchaser at the same price. If Wendel and its subsidiaries hold a majority of the Class B Shares, then the holders of Class B Shares affiliated with Mr. MacBain, LTBM and Mr. Teyssonniere will have this right.

                  REGISTRATION RIGHTS AGREEMENT

                  On February 18, 2000, Mr. MacBain, LTBM, Wendel and Trader entered into a registration rights agreement (the "REGISTRATION RIGHTS AGREEMENT") providing shareholders who are affiliated with Mr. MacBain, Wendel and LTBM with the right in some circumstances to cause their shares to be registered for sale under the Securities Act of 1933.

                  The shareholders affiliated with Wendel, acting together, and Holdco, have the right to each demand that Trader file one registration statement under the Securities Act that registers Class A Shares. If such a demand


                               Page 9 of 11 Pages

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  CUSIP NO. 89254T102                 13D                  PAGE 10 OF 11 PAGES
----------------------------------           -----------------------------------


         occurs, Trader would only be obligated to register shares if the aggregate gross proceeds of the public offering were anticipated to be at least $50 million.

                  If Trader proposes to register any of its securities under the Securities Act, either for its own account or for the account of any of its security holders, the shareholders affiliated with Wendel, acting together, and Holdco, are each entitled to notice of this registration and to include their Class A Shares in this registration. In the event of a registration pursuant to an underwritten public offering of its common shares, however, the underwriters will have the right, subject to specified conditions, to limit the number of shares included in the registration.

                  The shareholders affiliated with Wendel, acting together, and Holdco also have the right to request that Trader file a registration statement on Form F-3 or any successor thereto for a public offering of all or any portion of their Class A Shares, as long as the reasonably anticipated aggregate price to the public of the offering would not be less than approximately $10 million. In general, Trader will bear all fees, costs and expenses of registrations (other than applicable underwriting discounts and selling commissions). In addition, Trader has agreed to indemnify the shareholders affiliated with Wendel and Holdco against, and provide contribution with respect to, liabilities relating to any registration.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

---------------------------------------------------------------------------------------------------------
                             DESCRIPTION OF EXHIBIT                                  EXHIBIT NO.
---------------------------------------------------------------------------------------------------------
Binding Letter of Intent dated as of September 26, 2002 among Louise T. Blouin            1.A
MacBain, Rothschilds Trust Guernsey Limited, as trustee of the Leo Trust, John
H. MacBain and the Codan Trust Company Limited, as trustee of the JACTMAC Media
Trust
---------------------------------------------------------------------------------------------------------
Shareholders Agreement dated as of March 16, 2000 among Trader.com N.V.,                   B*
Floscule B.V., Compagnie Generale d'Industrie et de Participations,
John H. MacBain, Louise T. Blouin MacBain and Eric Teyssonniere de Gramont

---------------------------------------------------------------------------------------------------------
Registration Rights Agreement dated February 18, 2000 among Trader.com N.V.,              C**
John H. MacBain, Louise T. Blouin MacBain and Compagnie Generale d'Industrie
et de Participations
---------------------------------------------------------------------------------------------------------

* Incorporated by reference to Exhibit 10.13 to Trader's Registration Statement filed on Form F-1 on April 5, 2000, registration No. 333-11686

** Incorporated by reference to Exhibit 10.12 to Trader's Registration Statement filed on Form F-1 on April 5, 2000, registration No. 333-11686

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]





                               Page 10 of 11 Pages

----------------------------------           -----------------------------------
  CUSIP NO. 89254T102                 13D                  PAGE 11 OF 11 PAGES
----------------------------------           -----------------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2002




/s/ John H. Macbain
---------------------------------------
John H. MacBain













                               Page 11 of 11 Pages